                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                   Renex Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    759683105
                                 (CUSIP Number)

                                 Andrew J. Kunar
                        Forstmann Asset Management Corp.
                          399 Park Avenue - 37th Floor
                            New York, New York 10020
                                (212) 418 - 1235
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 759683105

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Forstmann Asset Management Corp.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                            a[ ]
                           Not applicable                   b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2 (d) OR 2 (e)                                      [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
             New York

                                  7.    SOLE VOTING POWER

             NUMBER OF                   None
              SHARES
           BENEFICIALLY           8.    SHARED VOTING POWER
          OWNED BY EACH
            REPORTING                    366,189
             PERSON
              WITH                9.    SOLE DISPOSITIVE POWER

                                         None

                                  10.   SHARED DISPOSITIVE POWER

                                         366,189

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            366,189

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA

SCHEDULE 13D

CUSIP No.: 759683105

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  William Anthony Forstmann

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                            a[ ]
                           Not applicable                   b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  PF, OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2 (d) OR 2 (e)                                      [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                  United States

                                  7.    SOLE VOTING POWER

             NUMBER OF                   None
              SHARES
           BENEFICIALLY           8.    SHARED VOTING POWER
          OWNED BY EACH
            REPORTING                    11,600
             PERSON
              WITH                9.    SOLE DISPOSITIVE POWER

                                         None

                                  10.   SHARED DISPOSITIVE POWER

                                         11,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,600

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW [ ] EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%

14.        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IA

ITEM 1   SECURITY AND ISSUER

         Common Stock

         Renex Corp.
         201 Alhambra Plaza
         Suite 800
         Coral Gables, Florida  33134

ITEM 2   IDENTITY AND BACKGROUND

         Forstmann Asset Management Corp:

         (a)      Forstmann Asset Management Corp.

         (b)      399 Park Avenue - 37th Floor, New York, New York 10020

         (c)      N/A

         (d)      Criminal Convictions: None

         (e)      Civil Orders: None

         William Anthony Forstmann

         (a)      William Anthony Forstmann

         (b)      870 Fifth Avenue - Apt #11H, New York, New York 10021

         (c)      N/A

         (d)      Criminal Convictions: None

         (e)      Criminal Orders:      None

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used in acquiring the securities are from two pooled entities managed by Forstmann Asset Management Corp. and from Mr. Forstmann's personal funds. The securities were acquired at an average and aggregate cost of $4.875 and $1,842,212, respectively.

ITEM 4   PURPOSE OF TRANSACTION

         Forstmann Asset Management Corp. serves as the investment adviser to two pooled entities. The business of Renex Corp. falls under the investment strategy of the pooled entities, and accordingly, the securities were acquired for investment purposes.

ITEM 5   INTEREST OF ISSUER

         (a)   Beneficial Interests

               Forstmann Asset Management Corp.:    366,189 shares;
                                                    5.3%

               William Anthony Forstmann:           11,600 shares;
                                                    0.2%

         (b)   Voting and Dispositive Power

               Forstmann Asset Management Corp.:   Sole Voting: 0;
                                                   Shared Voting: 366,189;
                                                   Sole Disposition: 0;
                                                   Shared Disposition: 366,189

               William Anthony Forstmann:          Sole Voting: 0;


                                                   Shared Voting: 11,600;
                                                   Sole Disposition: 0;
                                                   Shared Voting: 11,600

         (c)   Transactions within Sixty Days

               Forstmann Asset Management Corp:

                    DATE           # OF      PRICE/
                   ACQUIRED       SHARES     SHARE
                   --------       ------     -----

                   08/30/99       5,000      5.560       OTC
                   09/07/99       7,000      5.310       OTC
                   09/16/99       1,000      5.185       OTC
                   09/22/99       5,000      5.060       OTC
                   09/24/99       2,000      5.248       OTC
                   09/30/99       9,000      5.195       OTC
                   10/07/99       2,300      4.310       OTC
                   10/11/99       1,500      4.560       OTC
                   10/15/99       2,500      4.750       OTC
                   10/18/99       2,500      4.750       OTC
                   10/21/99         400      4.625       OTC

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         William Anthony Forstmann is the sole shareholder of Forstmann Asset Management Corp.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated October 22, 1999, between Forstmann Asset Management Corp. and William Anthony Forstmann filed as Exhibit I and is attached hereto.

SIGNATURES:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1999           FORSTMANN ASSET MANAGEMENT CORP.


                                   By: /s/ WILLIAM ANTHONY FORSTMANN
                                       ---------------------------------------
                                          William Anthony Forstmann, President


Dated:  October 22, 1999               /s/ WILLIAM ANTHONY FORSTMANN
                                       ----------------------------------------
                                       William Anthony Forstmann, Individually